PREMIUM NICKEL RESOURCES LTD. ANNOUNCES

CHANGE TO LEADERSHIP TEAM

Toronto, Ontario, March 2, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce the appointment of Sean Whiteford as President of the Company, succeeding Mark Fedikow who will become a member of the Advisory Board. Mr. Whiteford will transition from his role as Director to become President, effective immediately.

Mr. Whiteford is an accomplished geologist and mining executive with over 30 years of multi commodity experience within the global resource sector. He has extensive knowledge of mineral exploration, resource definition, mining, strategy, technology and project studies having held various corporate, operational and technical roles at BHP, Rio Tinto and Cliffs Natural Resources. Mr. Whiteford also has a strong business development background and has completed the Advanced Management Program from Columbia Business School. Most recently he was Vice President, Business Development at Burgundy Diamond Mines Ltd and President of Osgood Mountains Gold. He is a Member of the AUSIMM, PDAC and SEG.

Keith Morrison, CEO commented: "Sean is well known to the company. His extensive background, experience, technical skill set and in-depth understanding of the assets will be invaluable as the Company continues to advance the Selebi and Selkirk mines in Botswana to compliant PEA maiden resources. We are also grateful to Mark for his invaluable contributions to the Company throughout the years and on behalf of the Board and shareholders, we sincerely thank Mark for his service and wish him well in his future endeavours."

With Mr. Whiteford's transition to President, the Board will consist of 5 members, namely Charles Riopel, Keith Morrison, John Hick, William O'Reilly and Don Newberry. The Board remains committed to strengthening the management team and implementing strong corporate governance practices as we continue to advance our assets and evaluate new opportunities.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that focuses on discovering and advancing high-quality nickel, copper and cobalt resources. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

Our global strategy is to identify the most promising Ni-Cu-Co-PGE projects and acquire or invest in opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource acts as well as rule-of-law. Our portfolio includes various global projects (Botswana, Greenland, Canada and Morocco) that complements our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has collectively worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including: the proposed use of proceeds of the initial tranche of the Offering; the potential to close additional tranches under the Offering, the ability of the Company to complete other financing transactions; the Company's intention of advancing both Selebi and Selkirk mines to a PEA maiden resource in accordance with NI 43-101; and the business and prospects of the Company. These forward‐looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including the use of proceeds of the initial tranche of the Offering, the potential to close additional tranches under the Offering, and the Company's consideration of other financing transactions, reflect assumptions that management believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking information made in this news release concerning the Company, see (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.